

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

September 22, 2016

Richard Rusiniak
Chief Executive Officer and Director
Algae Dynamics Corp.
37 – 4120 Ridgeway Drive
Mississauga, Ontario, Canada L5L 5S9

     Re: **Algae Dynamics Corp.**
              Registration Statement on Form S-1
              Response Dated September 13, 2016
              File No. 333-213230

Dear Mr. Rusiniak:

We have reviewed your September 13, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 12, 2016 letter.

1. We note your response to our previous comment 1. Based on your response, it does not appear that RY was irrevocably bound to purchase the shares under the equity purchase agreement. Further, the registration statement filed to cover the shares under the equity purchase agreement with RY cannot cover sales by transferees, such as GHS. As such, please amend the registration statement to remove the equity purchase agreement shares.

2. We note your response to our previous comment 2. Because it does not appear that the entirety of the shares beneficially owned by Trademasterpro.com LLC has been issued, it does not appear that the private placement is complete. We note that the shares will be issued on October 24, 2016 subject to the performance of obligations under the consulting agreement with Trademasterpro.com LLC. As such, it does not appear that Trademasterpro.com LLC is irrevocably bound to purchase the securities subject only to

conditions outside their control. If you continue to believe that you may register the shares for resale, please provide specific analysis as to your ability to do so. Alternatively, please revise the registration statement to remove the shares from registration.

Exhibit 5 – Opinion of Landhani & Sonenberg

3. We note that your response letter did not address our previous comments 3 and 4 pertaining to the legality opinion issued by Landhani & Sonenberg. Please address these comments in your next amendment.

       Please contact Josh Samples at (202) 551-3199 or Erin Jaskot at (202) 551-3442 with any questions.

       Sincerely,

       Erin K. Jaskot, *for*

       Suzanne Hayes
       Assistant Director
       Office of Healthcare and Insurance

cc: Joseph P. Galda
       J.P. Galda & Co. Attorneys-at-Law